DOMINION ENERGY MIDSTREAM PARTNERS, LP

120 Tredegar Street

Richmond, Virginia 23219

Via EDGAR

March 14, 2018

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Dominion Energy Midstream Partners, LP
Registration Statement on Form S-3
File No. 333-223272

Ladies and Gentlemen:

On behalf of Dominion Energy Midstream Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m. Eastern time on March 16, 2018, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time.

Please call the undersigned at (804) 819-2690 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Dominion Energy Midstream Partners, LP

By:	Dominion Energy Midstream GP, LLC, its general partner

By:	/s/ Carlos M. Brown
Carlos M. Brown
Vice President and General Counsel

cc:	David P. Oelman – Vinson & Elkins L.L.P.
E. Ramey Layne – Vinson & Elkins L.L.P.